DEXIA
Group

02 APR -9 AM 9:3?

The Secretary-General

SUPPL

02028314

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
405 Fifth Street
Washington, D.C. 20549
U.S.A.

March 14th, 2002

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Dear Sir or Madam

Please find enclosed the English version of the press releases issued by Dexia on March 14th, 2002.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any questions.

Yours faithfully

p.o. E. du Roy de Blicquy
Secretary General

Dexia S.A.
Square de Meeûs 1 - B-1000 Brussels - Tel.: +32 2 213 57 00 - Fax: +32 2 213 57 20
Internet: http://www.dexia.com - Account number 068-2113620-17 - R.C.B. 604.748
7 à 11 quai André Citroën - B.P. 1002 - F-75901 Paris cedex 15

SDEX 5031-5 0008U1

PRESS RELEASE

DEXIA

Press Contact - 1, de Meeûs Square B-1000 Brussels - Tel.: 02 222 49 95 - Fax: 02 222 90 90 - pressdexia@dexia.be

EMBARGO 5.31 PM
14/03/2002 1 P.

Dexia negotiates the sale of its equity interest in Cortal Belgique

Artesia Banking Corporation, a subsidiary of the Dexia group, is in the process of selling 60% of the shares it holds in Cortal Belgique to Cortal France, a subsidiary of BNP Paribas, which already has a 40% interest in Cortal Belgique.

The sale of Cortal Belgique should satisfy both parties. First, it corresponds to the sale of non-strategic entities decided by the Dexia group after the acquisition of Artesia Banking Corporation in July 2001. On the other side, Cortal (BNP Paribas) wants to acquire the shares held by Artesia in the framework of its expansion in Belgium and Europe.

The sale is expected to be finalized before the end of the year. The transaction is subject to the prior approval of regulatory authorities. Clients of Cortal Belgique will be among the first to be informed of the operation being negotiated. The transaction implies no modification of Cortal Belgique's relations with its clients.

Cortal Belgique specializes in direct banking, i.e. sale of high-yield pass-book savings vehicles, mutual funds and stock market investments via Internet and over the telephone. At the end of 2001, Cortal Belgique had more than 26,000 clients and reported net income of EUR 0.9 million.

PRESS RELEASE

DEXIA

Press Contact - 1, de Meeûs Square B-1000 Brussels - Tel.: 02 222 49 95 - Fax: 02 222 90 90 - pressdexia@dexia.be

EMBARGO 5.31 PM
14/03/2002 5 P.

«MEDIA»
«NOM»

Dexia : Results 2001

Full Year 2001

- **EUR 1,426 MILLION NET INCOME** + 42.5%
- **EARNINGS PER SHARE OF EUR 1.25** + 9.1%
- **INCREASE IN UNDERLYING* REVENUES** + 5.3%
- **UNDERLYING* GROSS OPERATING INCOME STABLE** - 0.3%
- **Return on equity: 18.7% [1] (17.7% in 2000)**

4th quarter 2001

Strong increase in operating results

- **Underlying* Gross operating Income** + 10.7%
- **Underlying* Revenues** + 4.0%
- **Underlying* Operating expenses** + 0.1%

** EXCLUDING CHANGES IN THE SCOPE OF CONSOLIDATION, EXCEPTIONAL ITEMS, AND COSTS OF INTEGRATION*

M€	2001			4th QUARTER 2001		
	2001	Change / 2000	Under-lying* change	Q4 2001	Change / Q3 2001	Under-lying *change
Revenues	5,665	+51.7%	+5.3%	1,415	+5.8%	+4.0%
Costs	-3,371	+63.9%	+9.8%	-953	+10.7%	+0.1%
Of which Artesia integration	-127			-127		
Gross operating income	2,294	+36.7%	-0.3%	462	-3.1%	+10.7%
Write-downs and provisions	-283	+21.5%		-92	+29.6%	
Net income	1,426	+42.5%		334	+20.1%	

Dexia's Board of Directors met in Paris on March 14, 2002 to approve the group's accounts for the financial year 2001. In commenting on them, Pierre Richard, Chief Executive Officer and Chairman of the Management Board, declared:

[1] If the goodwill relating to the share exchange offer on Dexia BIL shares (in 1999), the acquisitions of FSA and Labouchere (in 2000) of Artesia BC, Kempen&Co and Financière Opale Group (in 2001) had been activated and amortized over a period of 20 years, ROE's would have been 11.8% in 2000 and 9.2% in 2001. The goodwill on Artesia BC includes the provision for integration costs born by Artesia BC and written off its reserves.

'2001 marked a change of scale for Dexia. Net income was up by 42.5%, to 1,426 million Euro, the strategic acquisitions made in the last two years having contributed to a large extent to this progression. With this level of earnings, Dexia counts among the leading players of the banking sector in Europe.

Even more important is the 9.1% increase in earnings per share, making 2001 the fifth consecutive year of significant EPS growth since the creation of the group.

This performance is all the more remarkable as it was achieved in a particularly difficult environment, putting a heavy pressure on the revenues and on the cost of risk throughout the banking sector globally. This confirms the validity of the group 's strategy and of its business portfolio which allows a resilience of the revenues and a very low risk level.

These healthy results were achieved at the same time as the group was making considerable efforts to develop its own activities in 2001 and to integrate the newly acquired companies, whilst bearing the corresponding costs.

The increase in operating expenses was higher than that of the revenues for the whole year. Nevertheless, the rise of the revenues and the stabilization of costs in the 4th quarter helped the underlying gross operating income to mark a very satisfactory increase of more than 10% over the 3rd quarter. We were thus able to *stabilize the underlying gross operating income throughout the whole of 2001.*

Now our first priority for 2002 is to continue working on the costs. Our other priority is to implement Artesia's integration successfully, insuring the release of synergies and the continued growth in our profits."

ooo

I. New growth in profit in 2001

Net Income for 2001 recorded an increase of 42.5% to EUR 1,426 million. This comes after the 30.6% increase in 2000 compared to the previous year. This year again, profits progressed, particularly under the impact of the recent major acquisitions[2]. These expanded the basis of the earnings but they have also given rise to an additional burden of expenses related to these projects.

Revenues grew by 51.7% settling at EUR 5,665 million. This growth can be explained partly by the changes in the consolidation scope. On a like for like basis and excluding exceptional items, the increase would have been + 5.3%. In the environment prevailing in 2001, this increase is quite satisfactory and compares favorably within the banking industry. ***Net interest and related incomes*** increased by 36.9% in total, and 9.5% on a like for like basis and without any exceptional items. ***Commissions and other income*** rose by 52.2% in total, but if exceptional items and changes in the scope of consolidation are excluded, this category of revenues fell by 6.4% in one year. On the other hand, ***Income from insurance*** more than tripled compared to 2000. At constant scope of consolidation the growth was very high (+18.4%). Revenues from insurance activities now represent 12.3% of total income as compared to only 5.8% a year earlier.

Operating expenses amounted to EUR 3,371 million, an increase of 63.9%, and by 9.8% excluding the changes in the scope of consolidation, exceptional items and costs for the integration of Artesia. These latter costs represented a charge of EUR 127 million on the year's accounts.

The gross operating income rose to EUR 2,294 million, against EUR 1,678 million in 2000, an increase of +36.7%. Excluding the changes in the scope of consolidation, integration costs and exceptional items, the gross operating income was almost stable (-0.3%) compared to 2000. This stability stems from two factors which have combined. First of all, the activity linked to external growth and integrations added in different ways to the operating costs, and yet these costs have not always been treated as extraordinary items. Secondly, the very strong increase in commercial activity in 2000 led the group to dimensioning its resources, particularly in the Investment Management Services business line, to meet a new year of growth in income, which eventually didn't come through. On the contrary, the downturn in the markets made the customers more cautious, resulting in a decrease in

[2] The principal additions to the group structure in 2001 were Artesia (12 months), Financière Opale (12 months), FSA (the first 6 months), Labouchere (the first 6 months), Kempen (the last 6 months) and Ely Fund Managers (the last 6 months)

the amount of assets under management and a slowing down in the flows of new business and corresponding commissions. Naturally in this new environment, the budgets for costs and capital expenditure that had been approved at the start of the year were revised downwards during the second half. But this did not prevent the increase in operating expenses being higher than income in total over the year as a whole. However, this unfavorable trend was reversed in the 4th quarter as the revenues increased by 4.0%, whilst operating expenses remained stable (+0.1%).

The Cost/Income ratio stood at 59.5% in 2001, against 55.1% in 2000. Without the impact of the changes in the scope of consolidation and the exceptional items, it would have been 57.3% in 2001, against 54.7% in 2000, which reflects the underlying trend of operations in 2001. As for the overall cost/income ratio, its increase results from Artesia, whose ratio was 79.7%. The integration of this subsidiary, and the synergies which are expected from it are bound to contribute to a reduction in the group's cost/income ratio in order to bring it into line with the corporate objective of 50%.

Write downs and allowances – including the cost of risk, gains/losses or impairments on long term investments, amortization of goodwill and allocation to, or write back from, the General Banking Risk Reserve – rose to EUR 283 million, an increase of 21.5% compared to the 2000 figure (EUR 233 million). Several factors account for this rise.
The ***cost of risk*** was EUR 281 million, an increase of EUR 167 million. EUR 69 million of this is due to the changes in the scope of consolidation. The remainder reflects the deterioration of the risks in 2001 (Enron: EUR 22 million; Argentina: EUR 6 million; Sabena: EUR 16 million; share leasing portfolio in the Netherlands: EUR 25 million). In addition, provision of EUR 51 million was made on one single case (and covering almost the entirety of the risk of loss) following a fraud identified in the debtor's accounts - a hospital in Chicago. Despite this heavier charge, the cost of risk for Dexia has remained very low, at 14 basis points of the total of customer commitments. This is approximately one third of the average ratio of the banking industry. Besides, ***the net gains and recoveries on long term investments*** stood at EUR 13 million in 2001, against EUR 31 million in 2000. ***The amortization of goodwill*** was EUR 56 million (against EUR 49 million in 2000). Finally EUR 41 million was written back from the ***General Banking Risk Reserve*** (against an allocation of EUR 101 million in 2000), in the context of all the specific charges for 2001 and particularly those related to the integration of Artesia.

The ROE stood at 18.7% this year, against 17.7% in 2000.

Earnings per share, at EUR 1.25 made a further and healthy progression this year, of + 9.1%.

Tier One capital ratio of the group stood at 9.3%, unchanged compared to the end of 2000.

ooo

By business lines, the performance was uneven, but taken as a whole, their contribution to the group contributed to the overall resilience, and allowed to withstand the unfavorable economic climate of 2001.

The ***Public/Project Finance and credit enhancement*** business produced a net income before minority interest of EUR 719 million, up 63.1% in one year, largely due to the changes in the group structure. With the same structure and excluding exceptional items, the business has stood up well. The underlying revenues increased by 6.3%, and the underlying gross operating income increased by 7% over the year. It was up by 12.5% between the 3rd and 4th quarter in 2001. In addition, despite the provision on the Chicago situation and the country risk provision linked to Argentina, the cost of risk has remained extremely low, at 11 basis points of outstanding customer commitments. Over the year, the net income from this line of business increased by 71.6%, and by 9.9% on a like for like basis. The business line achieved, again, a high and increasing level of profitability, with a return on economic equity of 21.4% (against 17.7% in 2000)

In ***Retail financial services***, the year 2001 showed good resistance in the economic climate. The revenues stood at EUR 1,762 million, an increase of 58.1%. Most of this increase was due to the arrival of Artesia. On a like for like basis and without the exceptional items, revenues increased by 3.2%, showing a satisfactory performance as a whole, considering the customers' loss of appetite for investment products, which make up a large part of the range distributed by the group's retail networks. As a result of this, commissions and other income were slightly down over the year (-2.8%). On the other hand, the interest margin stood up well (+2.9%); and technical and financial margins on insurance increased by a very hefty +49.1%, confirming the growing success of Dexia Insurance. The underlying gross operating income for the business declined slightly over the year as a whole (-4.1%), due to the expenses incurred in the sector, most of which are connected with the efforts at integrating Artesia. But the

underlying gross operating income went back to growth in the 4th quarter (5.0% more than in the 3rd quarter) owing particularly to the reduction of the underlying costs (-2.7%). Over the year, the net income for this business line increased by 38.9% and by 3.5% on a like for like basis and excluding exceptional items. The return on the economic equity of the business was 12.4% for the year.

In the business of ***Investment Management Services***, (private banking, asset management, fund administration and Equity related activities), the net banking income increased by 30.6%, under the dual effect of changes in the structure of the group and the increase in exceptional items and of the negative organic growth. This has resulted in a drop in the underlying revenues of 13.6% over the year, but as with retail banking, this trend was radically reversed in the last quarter of the year (+8.6% compared to the 3rd quarter). The underlying gross operating income had a similar experience : it fell by 34.8% over the year as a whole, but it went back in the direction of growth again during the last quarter (+ 13.3%). The different units within the business line contributed variously to the underlying gross operating income over the year. In ***private banking***, the fall was 30%, due on the one hand to increasing costs (+6%), and on the other to a drop in revenues (-11%). In ***asset management***, the fall was 42%, due to both the increase in costs (+19%), and the decline in revenues (-23%). In ***fund administration***, the fall was 9%, mainly due to the increase in costs (+28%) which became necessary due to the strong growth of activity in this sector, whilst revenues continued to climb (+8%), despite the very bad economic climate. Finally in the ***equity related activities***, the fall in underlying revenues from one year to the other was quite high (-69%), and the costs also fell, but to a lesser extent (-29%). In what was a very bad year for the industry as a whole, Dexia's total net income for this line of business fell by 18.9% compared to 2000, which was, by contrast, an excellent year. It fell by 40.9%, on a like for like basis and excluding exceptional items. Despite this, the return on economic equity stood at 46.7%, a decline compared to 2000 (62.4%), but still remarkably high and well above the objectives for the whole of the group.

Finally the ***Capital Markets and Treasury*** activities– which are support activities at Dexia – performed particularly well in 2001. The net income of the business line grew by 114.5%, partly due to the changes in the group structure and extraordinary items. On a like for like basis and excluding exceptional items, it also strongly grew (+37.4%), and this was achieved despite the weight on the cost of the risk which was made heavier by the Enron's bankruptcy. The business line continued to produce a high level of profitability with a Return on economic equity of 23.7%, an increase compared to 2000 (16.9%).

The Board of Directors will propose a gross dividend of EUR 0.48 per share (EUR.036 net) to the Shareholders' Meeting on May 9, 2001, an increase of 11.6% compared to the previous year. The pay out ratio would thus be 39.3%.

Detailed financial information for the year 2001 is given in a full Activity Report which can be consulted as from now on the group's internet site http//www.dexia.com.

II. The integration of Artesia

The legal merger of Dexia Bank and Artesia BC will take place on April 1, 2002, with retroactive effect to January 1, 2002. The services of the merged bank will be placed under one single Management Board from April 1st. All the operational managers for the three top layers of the organization have been appointed; each function has been staffed, with no overlaps nor duplications. The timetable originally set for the integration is unchanged. Progress has been accomplished in the various worksites of the project, and the objectives for the synergies have been precisely identified, fine-tuned and confirmed.

The plan for the target network is being discussed in depth with the social partners on the basis of principles that will enable the transition to take place in the best possible way for the customers, the most efficient way for the organization, and naturally with the objective to reach the level of synergies in the announced time frame: a single brand (Dexia Bank) from January 1, 2003; common information technology systems, a single management line (Dexia Bank); a network comprising 1,060 branches, thus implying the closure of 422 of those existing; these have already been identified in each of the two networks of Dexia Bank and Bacob.

In the other fields, the progress to date is on target: the target IT architecture has been chosen, and the migration towards it of all the applications has been planned. The ATM networks are accessible by the 2 customer bases indifferently since the end of 2001; the dealing rooms and their back offices in Brussels have been merged since the end of December 2001; the asset management subsidiaries have already been merged under the one brand name of

Dexia Asset Management; the merger of Dexia Banque Privée France and of Artesia Vernes will take place in the coming weeks; some of Artesia's assets that are non core for the Dexia group have been sold.

Artesia's integration is an essential project for the group, and a great challenge for all the teams who are working hard on it. Dexia's Management Board gives it the greatest focus and commitment and the highest level of priority.

CONSOLIDATED STATEMENT OF INCOME

	Millions of EUR		*Evolution*
	2000	**2001**	**2001/2000**
Net interest and related income	2,555	3,496	36.9%
Net commissions and other income	965	1,470	52.2%
Insurance	215	699	225.1%
Net banking income	**3,735**	**5,665**	51.7%
Costs	(2,057)	(3,371)	63.9%
Gross operating income before allowances	**1,678**	**2,294**	36.7%
Write-downs and provisions	(233)	(283)	21.5%
Corporate income tax	(411)	(534)	30.0%
Income from companies accounted for by the equity method	29	48	64.4%
Net income before minority interests	**1,063**	**1,525**	43.5%
Minority interests	62	99	59.6%
Net income	**1,001**	**1,426**	42.5%

Earnings per share	**1.15**	**1.25**

CONSOLIDATED BALANCE SHEET

	millions of EUR		*Evolution*
	31/12/00	**31/12/01**	**2001/2000**
TOTAL ASSETS	**257,847**	**351,355**	**36.3%**
Shareholders' equity	6,537	8,377	28.1%
Customer deposits	52,356	84,007	60.5%
Debt securities	134,446	140,861	4.8%
Customer loans	134,370	156,379	16.4%
Bonds, equities and other securities	70,684	116,780	65.2%